UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
July 26, 2007 (July 24, 2007)



Janus Capital Group Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	**001-15253**	**43-1804048**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

151 DETROIT STREET
DENVER, COLORADO 80206
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(303) 691-3905

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On July 26, 2007, Janus Capital Group Inc. (the "Company") issued a press release reporting its financial results for the second quarter 2007. Copies of that press release and the earnings presentation are being furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

Appointment of Principal Accounting Officer

On July 24, 2007, the Company elected Robert W. Blakley as Vice President, Controller and Principal Accounting Officer. Mr. Blakley will oversee corporate accounting, financial reporting, and financial planning and analysis, and will report to the Company's Chief Financial Officer, Gregory A. Frost, who has relinquished his role as Controller and Principal Accounting Officer.

Mr. Blakley, age 36, joined the Company in 2002 and has experience overseeing its key finance functions, including financial reporting, financial planning and analysis, and financial systems. Before joining the Company, Mr. Blakley was a manager at Deloitte & Touche LLP.

Item 8.01   Other Events.

On July 24, 2007, the Board authorized the expenditure of up to $500 million to repurchase shares of the Company's common stock on the open market and through block sales and private transactions. This new stock repurchase program will take effect when the current $500 million program is completed. The new stock repurchase program has no deadline for completing any repurchases.

Item 9.01   Financial Statements and Exhibits.

Exhibits

99.1   Janus Capital Group Inc. press release reporting its financial results for the second quarter 2007

99.2   Janus Capital Group Inc. second quarter 2007 earnings presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: July 26, 2007

By: /s/ Gregory A. Frost
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
99.1	Janus Capital Group Inc. press release reporting its financial results for the second quarter 2007
99.2	Janus Capital Group Inc. second quarter 2007 earnings presentation